[LETTERHEAD OF QUEENSTAKE RESOURCES LTD.]

January 12, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:                                Queenstake Resources Ltd.

Form 40-F for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

File No. 001-32368

Ladies and Gentlemen:

This letter from Queenstake Resources Ltd. (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated December 27, 2006 from Ms. Jill Davis, regarding the above-referenced Annual Report on Form 40-F.  For your convenience, each response follows the sequentially numbered Comment copied from your letter of December 27, 2006.  Except as noted, the Company would propose treating all Comments as “future” comments to be reflected in future filings.  The Company has included with its responses drafts of certain revised disclosure for the Staff’s consideration and will ensure that the additional disclosures or other revisions will be made in future filings, as applicable.

Form 40-F for the Year Ended December 31, 2005

Disclosure Controls and Procedures, page 3

Comment (1):

We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified.  Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  Refer to Exchange Act Rule 13a-15(e).  Also please revise in a similar manner, your disclosure controls and procedures disclosed on page 14 within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response (1):

The Company acknowledges the Staff’s Comment and will ensure that future filings of its Annual Report on Form 40-F as well as its Management’s Discussion and Analysis of

Financial Condition and Results of Operations, contain the following disclosure (in pertinent part) concerning the conclusions of its Chief Executive Officer and Chief Financial Officer as to the effectiveness of the Company’s disclosure controls and procedures:

“…Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Exhibit 2

Financial Statements

Notes to Consolidated Financial Statements, page 6

Note 2 – Summary of Significant Accounting Policies, page 6

(f) Inventories, page 7

Comment (2):

We note your disclosure that indicates your materials and supplies inventories are valued “at the lower of average cost and replacement cost”.  Please explain why you believe replacement cost is an appropriate measure of value for inventories.  Please refer us to the guidance you are relying upon for both U.S. and Canadian GAAP

Response (2):

In response to the above Comment, the Company has reviewed relevant generally accepted accounting principles (“GAAP”) for both the U.S. and Canada, including CICA 3030, FAS 151 and ARB 43 Chapter 4.  The Company believes that valuing supplies inventories at the lower of cost and replacement cost is appropriate under U.S. and Canadian GAAP, as long as the write-down to replacement cost only occurs when there would be a loss on sale of the ultimate end product.  The Company informs the Staff that it has reviewed its accounting and only insignificant write-downs to replacement cost have been recorded.  The Company will provide additional clarification to its accounting policy notes in this regard as applicable in its future filings.

(h) Mineral Property, plant and equipment, page 7

Comment (3):

Please expand your accounting policy disclosure to address your accounting for exploration costs and deferred stripping for both U.S. and Canadian GAAP.  We note elsewhere in your document that you have conducted exploration activities in 2005, but we are unable to locate a U.S. and Canadian GAAP difference in your disclosures.  Please advise.

Response (3):

In response to the above Comment, the Company informs the Staff that, for financial statement purposes exploration costs are expensed as incurred.  The Company will provide additional clarification to its accounting policy notes in this regard in future filings.

The Company supplementally informs the Staff that it does not have any deferred stripping costs as it is an underground operator.  Accordingly, no disclosure as to these costs is required.

Note 23.  Differences Between Canadian and United States Generally Accepted Accounting Principles, page 21

Comment (4):

We note your disclosure that the value of equity units, consisting of common shares and warrants, issued in cash financings is assumed to be substantially attributable to the value of the common shares; accordingly no portion of the cash received for the units is assigned to the warrants.  Please cite the guidance you are relying upon for your accounting for these instruments for both Canadian and U.S. GAAP.  In addition, for each of your equity financings which included the issuance of warrants, please tell us in detail how you accounted for such warrants under U.S. GAAP and Canadian GAAP.  To the extent that you believe that the warrants do not meet the definition of a derivative under FAS 133, please tell us in detail how you reached your conclusion.  To the extent that you believe that the warrants qualify for classification within equity, please tell us how you reached this conclusion with due regard to paragraphs 12-32 of EITF 00-19.

Response (4):

In response to the above Comment, the Company notes that absent specific guidance under Canadian GAAP regarding the allocation of proceeds on unit offerings, in practice, companies use either the residual approach or the U.S. approach to assigning a value to the warrant component.  In the past, the Company has used the residual approach and this approach has been accepted by the Company’s auditors.  With the transition to PricewaterhouseCoopers LLP as its auditors during 2006, the Company has agreed to adopt the U.S. approach for Canadian GAAP purposes and allocate proceeds to the shares and the warrants on a relative fair value approach.  This change will be adopted on a prospective basis commencing January 1, 2006.

For U.S. purposes the Company has reviewed U.S. GAAP including FAS 133 and EITF 00-19 and has concluded that the warrants on these unit private placements meet the criteria to be classified as equity rather than debt, based on factors including:  no provisions which would require net-cash settlement of warrants; the Company has sufficient authorized and unissued shares available to settle its outstanding warrants after considering all other commitments that may require the issuance of stock during the maximum period the warrants could remain outstanding and the warrants specify an explicit number of shares to be delivered upon exercise.  Further, the Company notes that the Canadian-U.S. GAAP reconciliation is only meant to reconcile overall shareholders’ equity and does not specifically require a reconciliation of the individual components.  The allocation issue only affects share capital (paid in capital) and contributed surplus (additional paid in capital) and accordingly the Company does not believe that this has a material effect on the Company’s financial statements.

Engineering Comments

Exhibit 1

The 2005 Redevelopment Plan, page 8

Comment (5):

You state that 8,000 ounces of gold were retained within your stockpile base and should be processed by year end.  Please provide, separate from the filing, the metallurgical balance and other calculations which form the basis for this estimate.  Explain how this relates to and impacts the mine-mill metallurgical reconciliation and geologic grade models.

Response (5):

In response to the above Comment, the Company is supplementally providing the requested information to Mr. Ken Schuler.

Exhibit 3

Management Discussion and Analysis of Financial Condition and Results of Operations

Resources and Reserves, page 8

Comment (6):

You state the reserves and resources were audited and verified as satisfying the standards of Canadian Instrument 43-101 by SRK Consulting.  Please disclose within the glossary, definitions of the effort or tasks required to perform a mineral reserve audit as compared to a mineral reserve review.

Response (6):

In response to the above Comment, the Company proposes to include the following definitions, in substantially the following form, in the glossary in its future filings:

A Mineral Reserve Review is a review of the data and processes used to prepare a mineral reserve, including drilling and sampling practices, laboratory procedures, geostatistical analysis, grade estimation procedures, resource classification, mine cutoff grade, mine design and planning, and cash flow analysis.

A Mineral Reserve Audit includes a review of the data and processes as outlined in the Mineral Reserve Review, but also includes verification of the processes.  The verification typically includes checks on all or some of the processes and may include verification of the database by comparison to original assay certificates, re-estimation of the resource using the stated parameters or other estimation techniques, and verification of the tonnage and grade of the stated resources and reserves.

In connection with the above responses, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in Ms. Davis’ letter of December 27, 2006.  If you have any questions, please do not hesitate to call the undersigned at (303) 297-1557.

Very truly yours,

Queenstake Resources Ltd.

By:	/s/ Eric H. Edwards
Eric H. Edwards
Vice President, Finance and
Chief Financial Officer

cc:           Ms. Jill Davis

Mr. John Cannerella

Mr. Ken Schuler